SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

LANDS' END, INC.
(Name of Subject Company (Issuer))

 INLET ACQUISITION CORP.
a wholly owned subsidiary of
SEARS, ROEBUCK AND CO.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

515086106
(CUSIP Number of Class of Securities)

Anastasia D. Kelly, Esq.
Senior Vice President and General Counsel
Sears, Roebuck and Co.
3333 Beverly Road
Hoffman Estates, Illinois 60179
Telephone : (847) 286-2500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Gary P. Cullen, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,950,167,509.37	$179,415.41

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 30,012,942 outstanding shares of common stock of Lands' End, Inc. at a purchase price of $62.00 per share. The transaction valuation also includes the offer price of $62.00 less $30.13, which is the average exercise price per share, multiplied by 2,804,051, the estimated number of options outstanding.

**

The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $92 per million dollars of the transaction valuation. Sent by wire transfer to the Securities Exchange lockbox on May 16, 2002.

[X]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$ 179,415.41	Filing party:	Sears, Roebuck and Co. & Inlet Acquisition Corp.
	Form or Registration No.:	Schedule TO-T	Date Filed:	May 17, 2002

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

	[X]	third-party tender offer subject to Rule 14d-1.

	[_]			issuer tender offer subject to Rule 13e-4.

	[_]			going-private transaction subject to Rule 13e-3.

	[_]			amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

            This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission on May 17, 2002 by Inlet Acquisition Corp., a Delaware corporation (the "Purchaser"), and Sears, Roebuck and Co., a New York corporation ("Sears"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Lands' End, Inc., a Delaware corporation (the "Company"), at a purchase price of $62.00 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated May 17, 2002 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

Item 11. Additional Information.

Items (a)(2) and (a)(3) of Item 11 are hereby amended and supplemented to include the following:

             On May 28, 2002, Sears issued a press release announcing that, with respect to the acquisition of the Company by Sears, (i) the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) Sears received clearance from the German Federal Cartel Office on its antitrust filing. A copy of the press release is attached hereto as Exhibit (a)(5)(H) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(5)(H) Press release issued by Sears on May 28, 2002.

2

SIGNATURE

 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

SEARS, ROEBUCK AND CO.

	By: Name: Title:	/s/ Paul J. Liska Paul J. Liska Executive Vice President and Chief Financial Officer

INLET ACQUISITION CORP.

	By: Name: Title:	/s/ W. Anthony Will W. Anthony Will Vice President and Treasurer

Dated: May 28, 2002

3

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(5)(H)	Press Release issued by Sears on May 28, 2002.

4